Park Avenue Securities LLC

**(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)**
Statement of Financial Condition
December 31, 2016

Park Avenue Securities LLC
Table of Contents
December 31, 2016

Page



Report of Independent Registered Public Accounting Firm

To the Management of
Park Avenue Securities LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit of this Statement of Financial Condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2017

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	17,281,155
Cash segregated under federal regulations		1,100
Investments at fair value		97,156
Deposits with clearing organizations		270,000
Receivable from broker-dealer		3,530,306
Receivable from registered representatives, less allowance for bad debts of $183,314		1,132,101
Commissions receivable		8,534,933
Deferred tax asset		306,106
Other assets		418,029
Total assets	$	31,570,886

Liabilities and Member's Equity

Due to Guardian Life	$	3,286,640
Commissions payable		10,496,111
Other liabilities		1,613,004
Total liabilities		15,395,754
Member's equity		16,175,131
Total liabilities and member's equity	$	31,570,886

See accompanying notes to financial statement.

1. **Organization and Nature of Business**

   Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

   The Company, through its parent, GIAC, employs agencies as its distribution system through which all securities transactions are conducted. All agencies are subject to an Agency Agreement with GIAC that outlines the rights and responsibilities of GIAC and its affiliates, such as the Company, and agencies and its employees. Registered representatives and investment advisors are agency employees whose rights and responsibilities are governed by a Registered Representative Agreement or Investment Advisor Representative Agreement, respectively, by and between the Company and the representative.

   The Company's business as a securities broker-dealer consists of selling products currently offered by GIAC and RS Funds Distributor LLC ("RSFD"), an affiliated entity through July 29, 2016, as well as third party sponsors to retail customers. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. Brokerage transactions are executed by the Company on behalf of its customers, and are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. Direct customer transactions are executed by third party sponsors, or GIAC on behalf of the customers. The Company also acts as a broker in the purchase and sale of securities which are conducted, as agent, on a give-up basis.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statement is prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

   Use of Estimates
   The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value because of the relatively short period of time between their origination and expected maturity.

Cash segregated under federal regulations represents an account segregated for the benefit of the customers.

Receivable from Broker-Dealer
The Company clears certain customer transactions through the Clearing Broker. The Receivable from broker-dealer at December 31, 2016 includes advisory fees, annual account fees and non-proprietary trail commission receivable.

Commissions Receivable
All transactions other than those cleared through the Clearing Broker represent activity conducted directly between the client and third party sponsors. Commissions receivable include investment advisory service fees receivable from turnkey asset management programs (TAMPs), direct sponsor trailing commissions from mutual funds and revenue sharing receipts.

Receivable from Registered Representatives
Receivable from registered representatives relate to annual fees (registered representative fees) charged for support functions, such as technology tools, licensing, compliance and regulatory oversight, and administrative services. Receivables are stated net of an allowance for doubtful accounts, which is estimated based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Due to Guardian Life Insurance Company of America
Amounts payable consist of general operating expenses payable and income tax receivable from Guardian Life.

Commissions payable
The Company remits commissions payments to the registered representatives on behalf of the general agents. Commissions payable represents balances owed to the registered representatives at December 31, 2016.

Income Taxes
The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's results are included in GIAC's pro-forma federal income tax return, which is ultimately included in the consolidated federal income tax return with its parent, Guardian Life. The Internal Revenue Code (the "Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. For state tax purposes, since GIAC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GIAC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return.

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any

adjustments to such estimates from prior years. Deferred federal income tax assets ("DTA's") and liabilities ("DTL's") are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statement. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits are included within the Statement of Financial Condition and are charged to earnings in the period that such determination is made.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued updated guidance on accounting for revenue recognition. The guidance is based on the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flow arising from customer contracts, including significant judgments and changes in judgments and assets recognized from cost incurred to obtain or fulfill a contract. In August 2015, the FASB issued an update to defer the original effective date of this guidance. As a result of the deferral, the new guidance is effective for annual period beginning after December 15, 2017 and early adoption is permitted. Other updates issued relate to the new guidance, which are effective as of the same reporting period, pertain to identifying performance obligations and licensing, and principal versus agent considerations. In December 2016, the FASB issued Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers which makes minor corrections or minor improvements to the Codification and is not expected to have a significant effect on current accounting practice. This guidance is also effective for annual period beginning after December 15, 2017. The Company is currently assessing the impact of the guidance on the Company's financial statements.

Recognition and Measurement of Financial Assets and Financial liabilities

In January 2016, the FASB issued guidance related to the recognition, measurement, presentation and disclosure of financial instruments. Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The standard is effective for fiscal years beginning after December 15, 2017 and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning

of the fiscal year of adoption. The Company is currently assessing the impact of the guidance on the Company's Balance Sheets.

3.   Related Party Transactions

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services. The total payable under this agreement at December 31, 2016 was $3,286,640.

Refer to Note 6 for Income Tax related party transactions.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2016, the receivable for such revenues was $55,473 and is included in Commissions receivable.

Through July 29, 2016, the Company earned revenues from RSFD for selling shares of RS Funds. At December 31, 2016, there was no receivable for such revenues.

4.   Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

The investments at fair value on the Statement of Financial Condition are exchange-traded funds categorized as Level 1 on the fair value hierarchy.

The following table summarizes the Company's financial instruments not carried at fair value on the Statement of Financial Condition by their fair value hierarchy levels as of December 31, 2016:

Park Avenue Securities LLC
Notes to Statement of Financial Condition (continued)
December 31, 2016

	For the Year Ended December 31, 2016				
Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 17,281,155	$ 17,281,155	$ -	$ -	$ 17,281,155
Cash segregated under federal regulations	1,100	1,100	-	-	1,100
Deposits with clearing organizations	270,000	270,000	-	-	270,000
Receivable from broker-dealer	3,530,306	-	3,530,306	-	3,530,306
Receivable from registered representatives	1,132,101	-	1,132,101	-	1,132,101
Commissions receivable	8,534,933	-	8,534,933	-	8,534,933
	$ 30,749,595	$ 17,552,255	$ 13,197,341	$ -	$ 30,749,595

Liabilities	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Commissions payable	$ 10,496,111	$ -	$ 10,496,111	$ -	$ 10,496,111
Due to Guardian Life	3,286,640	-	3,286,640	-	3,286,640
Other liabilities	1,613,004	-	1,613,004	-	1,613,004
	$ 15,395,754	$ -	$ 15,395,754	$ -	$ 15,395,754

In determining fair value, the carrying value of Cash and cash equivalents, Cash segregated under federal regulations, receivable from broker-dealer, commissions receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity or because we expect the assets and liabilities to be settled within a period of one year.

Cash and cash equivalents, cash segregated under federal regulations as well as deposits with clearing organizations are categorized as Level 1 on the fair value hierarchy as being liquid assets. All other assets and liabilities disclosed on the table above are not as liquid as cash and cash equivalents but are still observable and therefore are categorized as Level 2 on the fair value hierarchy.

5. **Other Liabilities**

Other liabilities include reserves for loss contingencies and unpaid operating expenses.

In June 2016, during internal testing conducted by the Company regarding the application of eligible mutual fund sales charge waivers, the Company found that various purchases eligible to receive a waiver of sales charge did not receive a waiver and intends to reimburse impacted clients. As of December 31, 2016, the Company has accrued $640,004 in Other liabilities, as its estimate of the probable reimbursements associated with the mutual funds sales charge waiver remediation. FINRA sent a letter to the Company relating to its examination of the Company's mutual fund sales charge waivers and the Company has ongoing discussion with FINRA on that topic. FINRA has indicated that they are currently assessing the scope of the affected accounts to be examined, specifically whether business placed directly with a fund complex by a registered person is to be included in any calculation of possible remediation. As of the date of issuance of the financial statement, an estimate of the possible loss related to potential FINRA fines or potential reimbursement to clients where business was placed directly with a fund complex cannot be made since the matter is still at an early stage.

6.   **Income Taxes**

The components of the net deferred tax asset as of December 31, 2016 were as follows:

Deferred Tax Assets	12/31/2016
Reserve for Litigation	$241,496
Allowance for Bad Debt	64,160
Deferred Revenue	450
Total Deferred Tax Assets	$306,106
Net Deferred Tax Asset	$306,106

The Company's management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2016, the Company recorded a current federal income tax receivable of $202,765 due from Guardian Life in the accompanying Statement of Financial Condition and is included in due to Guardian Life.

The Company files U.S. federal income tax returns along with various state and local income tax returns. The Company's federal income tax returns are routinely examined by the Internal Revenue service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. In 2015, the IRS has completed its examinations for tax years 2009 and 2010. There were no material effects on the Company's consolidated financial position and results of operations as a result of these examinations. Tax years 2011 through 2015 are subject to examination by the IRS. The Company believes that it has established adequate tax liabilities for uncertain tax positions for all open years.

7.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $3,844,240, which was $2,810,555 above the $1,033,685 required to be maintained. The ratio of aggregate indebtedness to net capital was 4.0 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8.   **Off-Balance Sheet Risk**

In the normal course of business, securities transactions of customers are introduced and cleared through a Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for certain losses that result from transactions with such customers.

Direct customer transactions executed by third party sponsors on behalf of the customers may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the investment product at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9.   Contingencies

The Company is subject to claims and lawsuits that arise in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any pending matter would be material to the financial condition, or cash flows of the Company but may be material to earnings in any one year. However, predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of similar cases; available defenses, including potential opportunities to dispose of a case on the merits of procedural grounds before trial (e.g., motions to dismiss for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. It may not be possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be evaluated, such as discovery of important factual matters and determination of threshold legal issues, which include novel or unsettled questions of law.

Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available. To the extent that the Company has outstanding claims, the Company maintains various forms of insurance that sufficiently mitigates potential losses.

10.   Out of period adjustments

Certain out of period adjustments for $71,458, net of tax were recorded in 2016. These adjustments were recorded in the 2016 financial statements as an adjustment to the beginning balance of Member's Equity.

11.   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 through the date of issuance of the financial statement on February 27, 2017. In January 2017, through an adoption of a resolution at GIAC's board of directors meeting, GIAC contributed $6 million of capital to the Company.